Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-187561 and 333-187561-01
April 8, 2013

Essex Portfolio, L.P.
$300,000,000 3.25% Senior Notes due 2023
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.

Guarantor:	Essex Property Trust, Inc.

Principal Amount:	$300,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB+

Trade Date:	April 8, 2013

Settlement Date:	April 15, 2013 (T+5)

Maturity Date:	May 1, 2023

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2013

Benchmark Treasury:	UST 2.00% due February 15, 2023

Benchmark Treasury Price / Yield:	102-14/1.73%

Spread to Benchmark Treasury:	+ 162 basis points

Yield to Maturity:	3.35%

Coupon:	3.25%

Price to Public:	99.152%

Redemption Provision:
Prior to February 1, 2023, Make-Whole Call at Treasury + 25 basis points

If the notes are redeemed on or after February 1, 2023, the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	29717P AE7 / US29717PAE79

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

Sr. Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp.

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. PNC Capital Markets LLC Sandler O’Neill & Partners, L.P.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (ii) J.P. Morgan Securities LLC by calling collect at 1-212-834-4533 or (iii) Wells Fargo Securities, LLC toll free at 1-800-326-5897.